June 15, 2020

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Geoff Kruczek
Jay Ingram

Re:	Turning Point Brands, Inc.
Registration Statement on Form S-4
Filed May 15, 2020
File No. 333-238313

Dear Mr. Kruczek and Mr. Ingram:

Reference is made to the Registration Statement on Form S-4 (File No. 333-238313) (the “Registration Statement”) filed by Turning Point Brands, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on May 15, 2020, as amended on June 10, 2020.

The Company hereby requests that the Registration Statement be made effective at 12:00 p.m. Eastern Time on June 17, 2020. If you have any questions concerning this letter, or if you require any additional information, please contact the undersigned at (502) 774-9238 or Christopher A. Carlisle at (612) 632-3033.

Very truly yours,

/s/ Robert Lavan
Robert Lavan
Chief Financial Officer
Turning Point Brands, Inc.

Cc:	James Dobbins, Turning Point Brands, Inc.
Brad Tobin, Standard Diversified Inc.
Justin W. Chairman, Morgan, Lewis & Bockius LLP
Christopher A. Carlisle, Lathrop GPM LLP